FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
	Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response .... 0.5
(Print or Type Responses)

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Ma	Raymond			Teltone Corporation TTNC				Director	10% Owner

	(Last)	(First)	(Middle)	3.	IRS or Social Security Number of Reporting Person (Voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	7729 149th Aven NE				###-##-####		November 2000		VP of R&D

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Redmond	WA	98052						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common stock											55,800		D

	Common stock											6,921		I	(Profit Sharing Trust)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Options (right to buy)			.87		11/2/00		A			10,000			(1)	11/2/06

Options (right to buy)			.60		11/4/99		A			20,000			(2)	11/4/05

Options (right to buy)			.60		10/29/98		A			20,000			(3)	10/29/04

Options (right to buy)			.50		10/30/97		A			20,000			(4)	10/30/03

Options (right to buy)			.50		10/29/96		A			10,000			(5)	10/29/02

Options (right to buy)			.45		6/22/95		A			30,000			(6)	6/22/01

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	common	10,000.87			10,000		D

	common	20,000.60			20,000		D

	common	20,000.60			20,000		D

	common	20,000.50			20,000		D

	common	10,000.50			10,000		D

	common	30,000.45			30,000		D

Explanation of Responses: (1, 2, 3, 4, 5, 6) Incentive stock options issued under the Teltone Corporation's 1992 Stock Option Plan. Exercisable in 25% installments on the first four anniversary dates from date of grant.

	/s/ Raymond Ma	12/8/00
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2 SEC 1474 (7-97)